AH
8-3-2004

04016668

ED STATES
XCHANGE COMMISSION
ton, D.C. 20549

VF 7-30-04

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN. M. KANE & COMPANY, INC.
WN. Kane & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10877 Wilshire Boulevard, Suite 1404
(No. and Street)

Los Angeles	California	90024-0098
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael W. Kane (310) 208-1166
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS
(Name – *if individual, state last, first, middle name*)

6700 E. Pacific Coast Highway, Suite 255	Long Beach,	California	90803
(Address)	(City)	(State)	(Zip Code)

PROCESSED
AUG 05 2004
THOMSON
FINANCIAL

RECD S.E.C.
JUL 29 2004
538

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael W. Kane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.Kane & Company, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

DORA J. WESTCOTT
Commission # 1318458
Notary Public - California
San Diego County
My Comm. Expires Aug 3, 2005

Signature

Michael W. Kane, President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Notes to Financial Statements	3-5

Goodrich, Goodyear & Hinds

An Accountancy Corporation

INDEPENDENT AUDITORS' REPORT

The Board of Directors
M. Kane & Company, Inc.
Los Angeles, California

We have audited the accompanying statement of financial condition of M. Kane & Company, Inc. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of M. Kane & Company, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Goodrich Goodyear & Hinds

Long Beach, California
January 19, 2004

M. KANE & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents:		
Cash in bank (Notes 1 and 6)		$ 46,000
Money market funds (Note 2)		1,213,471
Total cash and cash equivalents		1,259,471
Prepaid income taxes		2,977
CRD balance		158
Property and equipment (Note 1):		
Furniture and fixtures	$ 180,683	
Office equipment	199,061	
	379,744	
Accumulated depreciation	(235,413)	
Net property and equipment		144,331
Total assets		$ 1,406,937

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued interest payable		$ 27,705
Liabilities subordinated to claims of general creditors (Note 4)		350,000
Total liabilities		377,705
Commitments (Note 5)		-
Stockholder's equity:		
Common stock, no par value per share; authorized, issued and outstanding - 100 shares	$ 10,000	
Additional paid-in capital	124,165	
Retained earnings	895,067	
Total stockholder's equity		1,029,232
Total liabilities and stockholder's equity		$ 1,406,937

The accompanying notes are an integral part of this financial statement.

M. KANE & COMPANY, INC.
NOTES TO THE FINANCIAL STATEMENT

DECEMBER 31, 2003

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Los Angeles, California, and is subject to a minimum net capital requirement of $100,000 under SEC Rule 15c3-1. The Company operates pursuant to the (K)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's revenue has consisted of fees for advisory services in connection with mergers and acquisitions as well as underwriting and consulting fees.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates and such differences could be material.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided over their estimated useful lives which is generally five years using the straight-line method.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

SIPC

The SIPC assessments have been determined fairly in accordance with applicable instructions and were remitted timely.

Income Taxes

The Company elected S corporation status effective January 1, 1997. Earnings and losses after that date have been included in the personal income tax returns of the stockholder and taxed depending on his personal tax strategies. Accordingly, the Company does not incur additional income tax obligations, and the financial statements do not include a provision for income taxes, with the exception of a 1-1/2% minimum California tax applied to the net income on all S-corporations.

(2) MONEY MARKET AND INVESTMENTS

Money market funds consist of mutual fund investments contained in an investment portfolio held by a banking institution where funds are swept into and out of the investment account from the checking account daily, as needed. All such funds are deemed cash equivalents as of December 31, 2003.

(3) PENSION PLAN

The Company sponsors a simplified employee pension plan (SEP) that covers all employees who have been full-time for three years or longer. For 2003, there was no contribution accrued.

(4) LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The sole stockholder of the Company has advanced funds totalling $350,000 to the broker/dealer under two "subordinated loan agreements for equity capital." The first agreement was originally dated December 29, 1995, and approved by the National Association of Securities Dealers, Inc. effective as of that date. This agreement has been renewed and now matures on December 31, 2005, and provides for interest at 6.11%. The second agreement is dated September 30, 2002, and also matures on December 31, 2005, providing for interest at 3.75%. The interest for 2003 for both agreements amounted to $16,665. Total unpaid interest under these agreements amounted to $27,705 as of December 31, 2003.

(5) COMMITMENTS

The Company leases office space under an operating lease expiring February 28, 2011. Minimum future rentals under this lease for each year and in the aggregate are approximately as follows:

Year Ended December 31	Amount
2004	$ 151,000
2005	157,000
2006	164,000
2007	170,000
2008	177,000
Thereafter	408,000
Total lease obligation	$ 1,227,000

(6) PROVISION FOR INCOME TAXES

As discussed in Note 1, the Company has elected S-corporation tax status effective as of January 1, 1997. Therefore, in the current year, only the minimum 1-1/2% California tax has been provided for.

(7) NET CAPITAL

The Company is subject to a $100,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2003, the net capital was $1,207,497 which exceeded the required minimum capital by $1,107,497 and the aggregate indebtedness to net capital ratio was less than .02 to 1.